ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX WWW.FOLEY.COM WRITER’S DIRECT LINE 414.297.5642 jkwilson@foley.com

April 4, 2018

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	nVent Electric plc

Amendment No. 5 to Registration Statement on Form 10

File No. 001-38265

Ladies and Gentlemen:

On behalf of our client, nVent Electric plc (the “Company”), transmitted herewith is the above referenced Amendment No. 5 (the “Amendment”) to the Company’s Registration Statement on Form 10, filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 30, 2017 (the “Registration Statement”). A courtesy marked copy of the Registration Statement and the Information Statement, which is filed as Exhibit 99.1 to the Registration Statement, reflecting all changes made in connection with the Amendment will be delivered by email to the Staff of the Division of Corporation Finance of the Commission.

If you have any questions regarding this filing, please contact the undersigned at (414) 297-5642 or Jason M. Hille at (414) 319-7336.

Sincerely,

/s/ John K. Wilson

John K. Wilson

Enclosure

cc:	Angela D. Jilek

Jon D. Lammers

    nVent Electric plc

Benjamin F. Garmer, III

Jason M. Hille

    Foley & Lardner LLP

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